Mail Stop 04-05
								May 27, 2005


Mr. David Stadnyk
President, Treasurer and Director
Patch International, Inc.
666 Burrard Street, Suite 1220
Vancouver, British Columbia V6C 2X8

	Re:	Patch International, Inc.
		10-KSB for the fiscal year ended May 31, 2004
		Filed October 18, 2004
		File No. 000-28627

Dear Mr. Stadnyk:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended May 31, 2004

Description of Property, page 4

Kerrobert Area, Saskatchewan, Canada, page 4

1. We note your disclosure that "The assets cover approximately 40 acres, with the potential of up to 60 drillable locations." Please explain to us and expand your statement in future filings to explain how well spacing rules in Saskatchewan allow 2/3 acres per location.

2. Here you state, "As of January 31, 2003, Patch had earned the 12.5% interest [and paid 15.625% of the 8/8ths cost] in the initial
10 Test Wells and, in connection therewith, incurred $112,809 as its share of the costs associated with the Test Wells." This implies that the 8/8ths cost for the initial 10 Test Wells is $721,978 [=112,809/.15625]. You continue, "Fairchild has also contributed its
5.208% share of the costs associated with the initial 10 Test Wells, being $68,772 and as a result has earned a 4.167% interest in these wells. As a result, Patch`s net interest in the initial 10 test wells is 8.333%." The 8/8ths cost implied here is $1,320,507 [=68,772/.05208]. Amend your future documents to eliminate this inconsistency in 8/8ths well costs.

Drilling Activity, page 7

3. You indicate that you have drilled 23 "commercially viable" wells in 2003 and 2004, but your table of productive wells has only 19 gross producing wells. Please amend future documents to eliminate or to explain this inconsistency.

Market for Common Equity and Related Stockholder Matters, page 8

4. We note your disclosure stating that you issued 639,059 shares of common stock to a company executive as payment for accrued but unpaid salary of $30,000. Given the quoted market price of your shares on the date of issuance, it appears the stock conveyed had a value significantly in excess of your liability. Tell us how you determined the number of shares that were issued and describe the accounting effects of recording this transaction in your financial statements.

Management`s Discussion and Analysis or Plan of Operation, page 9

Results of Operations, page 9

5. You state that you have made equity compensation to consultants in lieu of cash. If you made such compensation as payment for your year-end proved reserve estimates, explain to us how you were satisfied that the consultant avoided any conflict of interest.

6. You explain that the increase in revenue for 2004 was primarily due to increased production from your Canadian properties. However, in your schedule on page F-15, you show that total production for the
year ended May 31, 2004 declined significantly when compared to
production in 2003.   Please reconcile these disclosures for us.






Notes to Consolidated Financial Statements, page F-6

Note 3 - Acquisition of Subsidiary, page F-7

7. In the first paragraph on page F-6, you refer to Patch International Inc. (f.k.a. Praxis Pharmaceuticals) prior to the acquisition of Patch Energy Inc. as a "non-operating shell corporation with nominal net assets." However, the assets and net assets contributed by Praxis Pharmaceuticals, which you list on page
F-8, appear to account for 86% of the total assets, and virtually all of the stockholders equity of the combined entities as of May 31, 2004. Additionally, you disclose that the former Praxis Pharmaceuticals shareholders received 53% of the total issued and outstanding common shares of the combined company. Taking into consideration the above factors, please explain to us the reasons you decided to account for the transaction as a reverse takeover, with Praxis Pharmaceuticals as the target entity. Please address items
(a) through (e) of SFAS 141 paragraph 17 in their entirety when formulating your response.

Note 5 - Available-For-Sale Securities, page F-8

8. You disclose that you have recognized a discount from the quoted market value of securities held for sale due to several factors, including lack of marketability due to trading restrictions, ability to dispose of a large block of shares, and the risk associated with a startup company. Please submit a schedule showing the per share and aggregate market values of the shares for each period presented, as well as the discounts associated with each factor you identify, reconciled to the amounts utilized in your valuations. Tell us how the discounts were determined and describe any information that you have about the investee that you believe is not reflected in the quoted market price of its shares.

Note 8 - Common Stock, page F-12

9. Tell us why you have not disclosed stock option activity for all periods presented, as is generally required under SFAS 123, paragraph
47.

Note 13 - Schedule of Supplementary Information on Oil and Gas
Operations, page F-15

Reserve Quantity Information (Unaudited), page F-15

10. You attribute your proved reserve disclosures to "...estimates prepared for the operator of the Company`s oil and gas interests. Such estimates are inherently imprecise and may be subject to substantial revisions." Amend future documents to disclose that you bear the ultimate responsibility for the proved reserve estimates in this document. Please also tell us the source(s) of your disclosed proved reserve estimates and standardized measure.

11. You disclose: $18,770 "future cash flows" from U.S. proved reserves of 136,255[no units]; $323,105 future cash flows from Canadian proved reserves of 137,727[no units]. Amend your future documents to adhere to the requirements of Financial Accounting Standard 69. Please disclose: proved reserve figures with the proper units - MCF of gas or barrels of crude oil; future cash inflows that are derived from year-end prices; proved developed reserve volumes; and line items for proved reserve revisions. Adhere to the presentation formats as illustrated in FAS 69. You may contact us for assistance in this or any other matter.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in
his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-
3704
if you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director
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Mr. David Stadnyk
Patch International, Inc.
May 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE